Mail Stop 4561

October 28, 2009

Robin Raina
Chairman of the Board, President and Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

> **Re:** **Ebix, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 8-K filed August 28, 2009**
> **File No. 000-15946**

Dear Mr. Raina:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Products and Services, page 5

1.   You state that your revenues are derived from four separate product or service groups—specifically, carrier systems, exchanges, business process outsourcing, and broker systems. Please expand your discussion of how revenue is generated within each respective revenue stream.

Competition, page 7

2.   In general, your disclosure does not identify the principal methods of competition you experience in each of your product/service businesses, nor does it provide your assessment of the positive and negative factors concerning your competitive position in each such business. You state that with respect to your exchange connectivity business, you compete with "different entities in different sectors." Please provide a more meaningful discussion, with respect to each material product or service market, of the competitive conditions in each such business. Consider identifying major competitors in each product/service area and companies with whom you consider yourself to be in direct competition. On your website, you state that you maintain 85% market ownership in brokering system markets in Australia, 80% market ownership in brokering system markets in New Zealand, and India helps keep your costs in check while ensuring a timely and quality output. Please consider expanding your disclosure in this section to provide contextual information of this nature that will help investors better understand your competitive positions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 29

3.   Your disclosure does not include a meaningful discussion of the substantial change in your short-term liquidity position and current ratio from the years ended December 31, 2007 to 2008. Specifically, we note that your balance sheet reflects a significant change in your short-term liquidity position and your ability to fund current liabilities from current assets. Please explain in more detail the underlying reasons for this shift in your balance sheet, whether this evidences a known trend, and your ability to fund current liabilities from current assets. Similarly, we note that your revolving line of credit with a major commercial banking institution was amended in 2007 and the line increased. Include in your discussion the financial debt covenants in quantitative terms, or tell us why you think that disclosure is not required.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1: Description of Business and Summary of Significant Accounting Policies

Goodwill and Indefinite-Lived Intangible Assets, page 47

4.   We note that your intangible asset of $11,589 thousand as of December 31, 2008 related to customer/territorial relationships has an indefinite useful life. Explain

how you determined that there were no factors that limited the useful life of this intangible asset. In this regard, tell us what consideration you gave to paragraph 11 of SFAS 142. As part of your response, please reconcile this indefinite-life conclusion to the assumptions involved in your determination of the fair value of this intangible in the purchase price allocation. For example, if your fair value involved a discounted cash flow model, tell us how you considered the period over which it was assumed that this intangible would contribute to your cash flows.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 70

5.   In expressing your conclusion that your disclosure controls and procedures are effective, you state that you were able to collect, process, and disclose the information required, which does not precisely conform to the definition of disclosure controls and procedures set out in Rule 13a-15(e) of the Securities Exchange Act of 1934. Rule 13a-15(e) defines disclosure controls and procedures as those that are designed to ensure that information is "recorded, processed, summarized and reported" within the time periods specified. In your response letter, tell us whether the conclusions reached at the end of 2008 concerned disclosure controls and procedures as defined by the applicable regulation. In your future filings, either include the entire definition from Rule 13a-15(e), or state that your evaluation and conclusions concerned controls and procedures that are defined as those in Rule 13a-15(e). Further, you state that your CEO and CFO based their evaluations "as of the end of such period," without providing a specific date. In future filings, please clarify your disclosure and provide a specific date.

Corporate Governance, page 73

6.   Please identify all committees of the board of directors and disclose the persons who serve on each. Consider whether presenting this information in footnotes to the table that lists your directors would provide a concise method of conveying that information with respect to the "positions and offices held" by all of your directors. See Item 401(a) of Regulation S-K.

Section 16(a) Beneficial Ownership Reporting Compliance, page 73

7.   For each applicable person who failed to timely file the reports required by Section 16(a), state the number of late reports per person and include the number of transactions per report. See Item 405(a)(2) of Regulation S-K. Please tell us whether these reports were filed and provide us the corresponding dates.

Item 11. Executive Compensation

Major Compensation Components, page 74

8.   You state or imply that your compensation practices are consistent with your peer group and public companies of similar size. For example, you state that the difference in compensation between your CEO and other executives of your company is consistent with differences found in "insurance services peer group and the market for executive level personnel for public companies of similar sizes." Elsewhere, you state that when determining bonuses for executives, you take into account your performance as compared to industry peers. Yet, you do not indicate how your compensation practices compared to your peers, how you used the peer and industry compensation information, nor identify the companies whose compensation practices you consulted. See Item 402(b)(xiv) of Regulation S-K. In your response letter, please identify the data used by your compensation committee, including survey components, component companies, and the elements of compensation.

9.   Similarly, in future filings, please expand your discussion of the qualitative and quantitative performance factors that your compensation committee considers in awarding each component of compensation to your executives. Merely stating that the committee evaluates an executive's individual performance in "specific qualitative areas" fails to provide investors with a meaningful understanding of your compensation practices.

Item 15. Exhibits, Financial Statement Schedules, page 87

10.   We note that during 2008, you recognized $783 thousand as services revenue from Brit Insurance Holdings PLC, a 10% beneficial owner. Please tell us whether the project consulting and custom programming services were pursuant to a written agreement. If so, please file the agreement as an exhibit to your future filings. Refer to Item 601(b)(10)(ii)(A). Also, please provide a materially complete description of this transaction, including how the service fees were determined and the company's views concerning how the payment received compared to the terms of a transaction with an unrelated party.

Form 8-K filed August 28, 2009

Item 2.03 Creation of Direct Financial Obligations

11.   We note that you issued three convertible promissory notes that may be converted into either shares of common stock or cash, at your discretion. Provide us with a summary of the accounting treatment for these convertible notes and tell us how you considered FASB Staff Position No. APB 14-1.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545 or Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief